Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of four directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements and internal controls over financial reporting have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

/s/ Tony Cruz	/s/ Elie Farah
Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer

September 16, 2009

Independent Auditors’ Report

To the Shareholders of Transition Therapeutics Inc.

We have completed integrated audits of Transition Therapeutics Inc.’s June 30, 2009 consolidated financial statements and its internal control over financial reporting as of June 30, 2009 and an audit of its June 30, 2008 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Transition Therapeutics Inc. (the Company) as of June 30, 2009 and 2008, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as of June 30, 2009 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as of June 30, 2008 and for the year then ended in accordance with Canadian generally accepted accounting principles. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Transition Therapeutics Inc.’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s discussion and analysis on page 23. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Mississauga, Canada

September 16, 2009

Transition Therapeutics Inc.

Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

As at June 30

(in Canadian dollars)

	June 30, 2009 $	June 30, 2008 $
ASSETS
Current
Cash and cash equivalents [note 8]	14,479,987	22,952,865
Short term investments [note 8]	31,161,069	40,710,765
SCT receivable [note 12]	—	1,650,000
Due from Eli Lilly and Company [note 5]	517,537	472,220
GST and other receivables	357,550	278,784
Investment tax credits receivable	993,057	693,057
Prepaid expenses and deposits	790,950	974,426

Total current assets	48,300,150	67,732,117
Property and equipment, net [note 10]	780,546	958,689
Intangible assets [note 11]	23,738,565	26,185,155

	72,819,261	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,752,403	1,576,190
Due to Elan Pharma International Limited [note 4]	1,872,981	1,795,242
Current portion of deferred revenue [note 5]	4,503,892	—

Total current liabilities	8,129,276	3,371,432
Deferred revenue [notes 4 and 5]	20,719,750	27,736,750
Leasehold inducement	68,592	80,024

Total liabilities	28,917,618	31,188,206

Contingencies and commitments [note 19]
Guarantees [note 20]
Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,640,163	4,492,251
Stock options	5,325,644	3,093,735
Deficit	(126,535,262)	(104,160,771)

Total shareholders’ equity	43,901,643	63,687,755

	72,819,261	94,875,961

See accompanying notes

On behalf of the Board:

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Years ended June 30 in Canadian dollars)

	2009 $	2008 $
REVENUES
Licensing fees [notes 5 and 7]	2,513,108	1,596,722

	2,513,108	1,596,722

EXPENSES
Research and development [note 9]	17,642,196	12,640,573
General and administrative	6,553,330	5,832,296
Amortization	3,122,112	2,918,651
Impairment of intangible assets [note 11]	658,231	—
Foreign exchange gain	(2,393,394)	(608,059)
Loss on disposal of property and equipment	34,900	—

	25,617,375	20,783,461

Loss before the following:	(23,104,267)	(19,186,739)
Interest income, net	999,226	2,417,537
Loss on available for sale investments [note 12]	(269,450)	—
Gain on note receivable [note 12]	—	650,000

Net loss and comprehensive loss for the year	(22,374,491)	(16,119,202)

Basic and diluted net loss per common share [note 13[b][iv]]	(0.97)	(0.70)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended June 30, 2009 and 2008

(in Canadian dollars)

	Number of Common Shares #	Share Capital $	Contributed Surplus $	Stock Options $	Deficit $	Shareholders’ Equity $
Balance, July 1, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments	—	—	—	—	1,650,000	1,650,000
Issued pursuant to private placement, net [note 13[b]]	1,736,107	23,968,567	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc. [“ENI”] [note 13[b]]	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or cancelled [note 13[c]]	45,736	414,679	4,499	(166,534)	—	252,644
Stock-based compensation expense [note 13[c]]	—	—	—	1,721,873	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised, expired or cancelled [note 13[c]]	28,453	208,558	147,912	(230,919)	—	125,551
Stock-based compensation expense [note 13[c]]	—	—	—	2,462,828	—	2,462,828
Net loss and comprehensive loss for the year	—	—	—	—	(22,374,491)	(22,374,491)

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

See accompanying notes

Transition Therapeutics Inc.

Year ended June 30

(in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009 $	2008 $
OPERATING ACTIVITIES
Net loss for the period	(22,374,491)	(16,119,202)
Add (deduct) items not involving cash:
Amortization of:
capital assets	213,905	240,787
intangible assets	2,919,639	2,689,296
leasehold inducement	(11,432)	(11,432)
Impairment of intangible assets [note 11]	658,231	—
Stock-based compensation expense [note 13[c]]	2,462,828	1,721,873
Gain on note receivable [note 12]	—	(650,000)
Loss on available-for-sale investment [note 12]	269,450	—
Loss on disposal of property and equipment	34,900	—
Unrealized foreign exchange (gain) loss	234,244	(247,037)
Accrued interest on short term investments	(88,140)	(696,467)
Deferred revenue recognized	(2,513,108)	—
Provision for lease termination [note 6]	299,051	—
Net change in operating assets and liabilities [note 17]	(285,706)	16,505,641

Cash provided by (used in) operating activities	(18,180,629)	3,433,459

INVESTING ACTIVITIES
Maturity of short-term investments	287,182,116	338,326,568
Purchase of short-term investments	(278,357,234)	(344,308,865)
Purchase of property and equipment	(128,732)	(25,448)
Purchase of intangible assets [note 6]	(1,131,280)	(350,866)
Proceeds on disposal of property and equipment	58,070	—
Cash received from note receivable	—	650,000
Cash received from disposal of available-for-sale investments [note 12]	1,380,550	—

Cash provided by (used in) investing activities	9,003,490	(5,708,611)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net	125,551	24,221,211

Cash provided by financing activities	125,551	24,221,211

Impact of foreign exchange on cash and cash equivalents	578,710	(370,581)

Net increase (decrease) in cash and cash equivalents during the year	(8,472,878)	21,575,478
Cash and cash equivalents, beginning of year	22,952,865	1,377,387

Cash and cash equivalents, end of year [note 3]	14,479,987	22,952,865

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. [“Waratah”]. These consolidated financial statements also include the results of Transition Therapeutics (USA) Inc. a wholly-owned subsidiary which was incorporated on July 14, 2008.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2008, the Company adopted the following new accounting policies: CICA Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures; CICA Handbook Section 3862, Financial Instruments – Disclosures; and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook Section 1400, General Standards of Financial Statement Presentation, states that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. Disclosures required by this standard are included in note 1.

CICA Handbook Section 1535, Capital Disclosures requires disclosure of the Company’s objectives, policies and processes for managing capital and compliance with any capital requirements, and, in case of non-compliance, the consequences of such non-compliance. Note 22 has been added to the Company’s consolidated financial statements regarding these disclosures.

CICA Handbook Section 3862, Financial Instruments – Disclosures provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 23 has been added to the Company’s consolidated financial statements regarding these required disclosures.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

CICA Handbook Section 3863, Financial Instruments – Presentation, provides standards for the presentation of financial instruments and non-financial derivatives. The adoption of this standard does not have an impact on the presentation of the Company’s financial instrument disclosures.

In January, 2009, the CICA’s Emerging Issue Committee (“EIC”) issued Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” which requires entities to take both counterparty credit risk and their own credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company has adopted EIC-173 and such adoption did not have any impact on the Company’s consolidated financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation of intangible assets, investment tax credits receivable, future income tax assets, stock compensation and impairment assessments of property and equipment and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and short term investments

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months. Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

Investment tax credits

Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Property and Equipment

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30	% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents and compounds. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 20 years.

Impairment of long-lived assets

The Company assesses its capital and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company’s performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above or the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 14.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders’ equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact stock-based compensation.

The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, cancelled or forfeited, the amount initially recorded for the options in stock options is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Net loss per common share

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.

Recent Canadian accounting pronouncements:

CICA Section 3064, Goodwill and Intangible Assets

This pronouncement replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). These changes are effective for the Company on July 1, 2009. The Company is evaluating the effects of adopting this new standard.

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

At the end of Phase II development of ELND005 (AZD-103), Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized.

During fiscal 2008, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,500 (US$5,000,000) for the initiation of the Phase II clinical study which was announced December 21, 2007. These payments, totaling $12,299,500 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At June 30, 2009, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$1.5 million for post Phase II development costs incurred up to June 30, 2009. These costs have not been recorded as an expense or a liability at June 30, 2009 as the Company has not yet made a decision as to its participation.

At June 30, 2009, under the terms of the agreement, the Company owes Elan $1,872,981 for costs incurred during the three-month period ending June 30, 2009 relating to the on-going Phase II clinical trial [June 30, 2008 - $1,795,242]. This amount has been recorded as a liability at June 30, 2009 and is expected to be paid during the three-month period ending September 30, 2009.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

5. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY

On March 13, 2008, Eli Lilly and Company (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program through to the first year after commercialization. Upon completion of this trial, Lilly will be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide. The Company’s costs will be limited to the participation in the joint development committee.

During the fourth quarter of fiscal 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. During fiscal 2009, management determined that the agreement will be profitable in the future and accordingly, has recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009. Costs incurred in respect of this agreement during the year ended were $2,316,351 and are recorded in research and development in the consolidated statements of loss and comprehensive loss. The balance of the upfront payment of $4,503,892 is expected to be recognized on a systematic basis as costs are incurred until the agreement is completed. At June 30, 2009 the Company has a receivable from Lilly in the amount of $517,537 for costs incurred under the agreement in connection with the Phase II clinical trial [June 30, 2008 - $472,220].

6. ACQUISITION OF ASSETS FROM FORBES MEDI-TECH (RESEARCH) INC.

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”).

In consideration for the acquisition of these assets and intellectual property rights, Transition paid Forbes US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as one asset group of compounds, technology and patents acquired from Forbes. The compounds, technology, and patents acquired from Forbes will be amortized over 20 years which estimates the remaining useful life of the assets acquired.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

In connection with this acquisition, the Company formed a United States-based subsidiary, Transition Therapeutics (USA) Inc, which was incorporated on July 14, 2008 and was formed to focus on the newly acquired discovery projects and other early-stage internal projects. On March 31, 2009, the Company’s Board of Directors approved the closure of this facility which was completed during the fourth quarter. Accordingly, accounts payable and accrued liabilities at June 30, 2009 include an amount of $299,051 representing a provision for facility closure in connection with the premises lease and an accrual of $82,304 for severance payments which are being paid on a salary continuance basis and will be fully paid during the second quarter of fiscal 2010. The Company incurred total costs of $492,259 to close the facility and these costs have been included in research and development in the statement of net loss and comprehensive loss for the year ended June 30, 2009.

7. LICENSING AGREEMENT WITH NOVO NORDISK

On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T. TM As a result of the licensing agreement being terminated, the remaining deferred amounts totaling $1,563,911 were recognized as licensing fee revenue during the year ended June 30, 2008.

8. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at June 30, 2009 was 2.1% [June 30, 2008 – 3.4%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $31,161,069 at June 30, 2009 [June 30, 2008 – $40,710,765] with effective interest rates between 0.2% and 3.75% and maturity dates between July 8, 2009 and June 21, 2010.

Cash and cash equivalents consist of the following:

	June 30, 2009 $	June 30, 2008 $
Cash	2,490,727	6,155,340
Cash equivalents	11,989,260	16,797,525

	14,479,987	22,952,865

9. INVESTMENT TAX CREDITS

For the year ended June 30, 2009, refundable investment tax credits of $300,000 [2008 - $200,000] were recorded as a reduction of research and development expenses.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

10. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	374,394	249,319	125,075
Office equipment and furniture	178,884	119,511	59,373
Laboratory equipment	1,315,731	875,952	439,779
Leasehold improvements	271,996	115,677	156,319

	2,141,005	1,360,459	780,546

	June 30, 2008
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	301,012	213,755	87,257
Office equipment and furniture	166,697	107,168	59,529
Laboratory equipment	1,595,008	928,179	666,829
Leasehold improvements	244,888	99,814	145,074

	2,307,605	1,348,916	958,689

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

11. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to
General Hospital Corp (“GHC”)	778,691	778,691	—
Technology and patents acquired from Protana	4,412,594	3,402,116	1,010,478
Technology, products and patents acquired from ENI	16,135,399	4,126,306	12,009,093
Patent portfolio	386,000	250,667	135,333
Compounds acquired from NeuroMedix	11,085,259	1,583,326	9,501,933
Compounds, technology and patents acquired from Forbes (note 6)	1,131,280	49,552	1,081,728

	73,729,140	49,990,575	23,738,565

	June 30, 2008
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to GHC	778,691	65,214	713,477
Technology, workforce and patents acquired from Protana	4,412,594	2,390,969	2,021,625
Technology, products and patents acquired from ENI	16,135,399	3,138,837	12,996,562
Patent portfolio	386,000	173,467	212,533
Compounds acquired from NeuroMedix	11,085,259	844,301	10,240,958

	72,597,860	46,412,705	26,185,155

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2010	2,617,858
2011	2,093,544
2012	1,782,795
2013	1,782,795
2014	1,782,795
Thereafter	13,678,778

23,738,565

The amortization of all intangible assets relates to the research and development efforts of the Company.

The Company owns 50% of certain patent rights issued in connection with the I.N.T.TM technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC granted the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights.

Subsequent to June 30, 2009, the license agreement with GHC was terminated. Under the license agreement, the Company was committed to making royalty payments on the net sales of any product commercialized based on this technology. Following the termination, the Company no longer has any financial obligations to GHC. Transition determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of Nil. Accordingly, these assets totaling $658,231 were written off as of June 30, 2009.

The Company continues to own 50% of the patent rights associated with the terminated agreement. These early legacy patents covered EGF and gastrin combinations and the use of naturally occurring gastrins. However, the technology has advanced and currently utilizes subsequently developed gastrin analogues protected under intellectual property filings owned jointly by the Company and Lilly.

12. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. (“SCT”), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the year ended June 30, 2008, the Company received the third anniversary payment of $650,000 in cash which was recorded as a gain in the statement of loss. At June 30, 2008, total payments received amounted to $1,850,000.

In December, 2008, Stem Cell Therapeutics Corporation [“Stem Cell”] elected to make the final payment of $1,650,000 in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately $0.07 per Stem Cell share resulting in Transition receiving 23,272,633 freely tradable Stem Cell common shares, representing approximately 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received were the only shares that Transition owned of Stem Cell.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

During the year ended June 30, 2009, the Company disposed of all its shares of Stem Cell. The Company received net proceeds of $1,380,550 and recognized a loss on disposal of $269,450.

13. SHARE CAPITAL

[a] Authorized

At June 30, 2009, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares issued and outstanding during the year

[i]

On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective date. Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75.

[ii]

On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.

[iii]

On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. In connection with this initiation, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI. Accordingly, the consideration has been capitalized to intangible assets (note 11).

[iv]	The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2009 is 23,132,254 [2008 – 22,949,425].

The outstanding options to purchase common shares of 2,059,036 [2008 – 1,870,263] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. For the year ended June 30, 2009, 79,908 [2008 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

[c] Stock Options

Stock options	#	$	Weighted Average Exercise Price $
Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	1,345,266	—	13.59
Stock options exercised [ii]	(45,736)	(162,035)	5.52
Stock options expired [iii]	—	—	—
Stock options forfeited or cancelled [iv]	(35,150)	(4,499)	8.51
Stock based compensation expense	—	1,721,873	—

Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued [i]	311,800	—	4.93
Stock options exercised [ii]	(28,453)	(83,007)	4.41
Stock options expired [iii]	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled [iv]	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828	—

Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94

[i]	The fair value of the stock options issued during the year ended June 30, 2009 is $798,198 [2008 - $7,506,737].

[ii]

During the year ended June 30, 2009, 28,453 stock options were exercised [2008 – 45,736]. These stock options had a recorded value of $83,007 [2008 – $162,035] and resulted in cash proceeds to the Company of $125,551 [2008 – $252,644].

[iii]	During the year ended June 30, 2009, 15,083 stock options expired unexercised [2008 – nil]. These expired stock options had a fair value of $96,270 which has been reclassified to contributed surplus.

[iv]

During the year ended June 30, 2009, 79,491 stock options were forfeited [2008 – 35,150]. These forfeited stock options had a fair value of $311,566 [2008 – $199,397] and 9,680 of these options were vested at the time of forfeit [2008 – 550] and had a fair value of $51,642 [2008 – $4,499].

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2009 are $22,517,579 [June 30, 2008 - $22,005,602].

14. STOCK-BASED COMPENSATION PLANS

The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 4 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) to extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) to include amending procedures that specify which Stock Option Plan changes require shareholder approval.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

A summary of options outstanding as at June 30, 2009 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
4.00-7.65	628,423	3.15	5.07	369,029	1.90	5.68
8.51-12.78	94,727	0.81	11.22	84,291	0.46	11.24
13.00-14.58	1,114,992	3.83	13.30	372,898	3.79	13.25
15.48-18.00	220,894	2.98	15.58	149,581	2.97	15.58

	2,059,036			975,799

A summary of options outstanding as at June 30, 2008 under the plans are presented below:

	Outstanding			Exercisable
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.15-7.65	416,891	2.80	5.60	299,021	2.76	5.55
9.72-12.78	98,446	1.91	11.46	78,031	1.26	11.57
13.00-14.58	1,125,332	4.83	13.30	96,318	4.70	13.02
15.48-18.00	229,594	4.00	15.58	92,159	3.99	15.58

	1,870,263			565,529

For the year ended June 30, 2009, total stock based compensation expense was $2,462,828 [2008 -$1,721,873], split between general and administrative expense of $1,646,481 [2008 - $1,029,747] and research and development of $816,347 [2008 - $692,126].

The fair value of options granted during fiscal 2009 is $798,198 [2008 - $7,506,737]. The fair value of the options at the date of grant for the year ended June 30, 2009 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2008 - 4 years], volatility between 0.669 – 0.713 [2008 - 0.558 and 0.708], risk free interest rate between 1.69% and 2.98% [2008 – 3.24% and 3.61%] and a dividend yield of 0% [2008 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2009 was $2.56 [2008 - $5.58].

As at June 30, 2009 and 2008, total compensation cost related to non-vested awards not yet recognized is $5,042,970 and $7,141,444 respectively. The weighted average period over which it is expected to be recognized is 31 and 36 months respectively.

For fiscal 2009, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $10.94 and 3.39 years [2008 - $11.77 and 4.12 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $10.57 and 2.66 years [2008 - $9.29 and 3.08 years].

The intrinsic value of options exercised during fiscal 2009 is $137,112 [2008 - $279,593] and the intrinsic value of options granted for fiscal 2009 and 2008 is nil.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

15. INCOME TAXES

[a]

As at June 30, 2009, the Company has total Canadian non-capital losses of approximately $34,703,000 [2008- $29,192,000] available for carryforward. The non-capital losses will begin to expire as follows:

$
2010	2,197,000
2014	2,513,000
2015	3,348,000
2026	4,318,000
2027	4,800,000
2028	3,791,000
2029	13,736,000

34,703,000

As at June 30, 2009, the Company also has approximately $30,355,000 [2008 - $24,384,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2009 the Company recorded $300,000 [2008 - $200,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,619,000 [2008 - $5,665,000] in federal ITCs that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.

[b]	Significant components of the Company’s future tax assets and liabilities are as follows:

	2009 $	2008 $
Future tax assets
Capital and intangible assets	3,276,325	2,847,584
Deferred revenue	7,472,492	8,043,658
Non-capital loss carryforwards	10,140,714	8,592,470
Canadian scientific research and experimental development expenditures	8,888,017	7,083,051
Investment tax credits	6,316,863	4,744,882
Financing and share issuance costs	482,518	756,677
Loss on disposal of SCT shares	39,070	—

Total future tax assets	36,615,999	32,068,322

Future tax liabilities
Intangible assets	(6,295,980)	(7,369,690)
Capital gains	—	(4,173)
Leasehold inducement	(19,892)	(23,807)

Total future tax liabilities	(6,315,872)	(7,397,670)

	30,300,127	24,670,652
Less valuation allowance	(30,300,127)	(24,670,652)

Net future tax liability	—	—

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2009 $	2008 $
Tax recovery at combined federal and provincial rates of 33.25% (2008 – 34.81%)	(7,439,518)	(5,611,094)
Non-deductible permanent differences:
Stock-based compensation	818,840	599,384
Other permanent and non-deductible items	61,097	4,766
Impact of changes in tax rates	611,856	3,655,230
Financing and share issuance costs	—	(359,042)
Non-refundable investment tax credits	(1,568,981)	(1,154,920)
Losses expired in the year	389,391	—
Other	1,497,840	—
Future tax assets not recognized for accounting	5,629,475	2,865,676

	—	—

16. RELATED PARTY TRANSACTIONS

During fiscal 2009, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2009 were $11,673 [2008 - $6,165] and are included in general and administrative expenses. The balance owing at June 30, 2009 and 2008 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2009 $	2008 $
Due from Lilly	(45,317)	(472,220)
GST and other receivables	(78,766)	39,195
Investment tax credits receivable	(300,000)	(133,652)
Prepaid expenses and deposits	183,476	(454,489)
Accounts payable and accrued liabilities	(122,838)	(1,290,465)
Due to Elan	77,739	1,097,499
Deferred revenue	—	17,719,773

	(285,706)	16,505,641

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Supplemental cash flow information

Interest paid	—	—
Income tax paid	—	—

18. NON-CASH TRANSACTIONS

During fiscal 2009 and 2008, the Company entered into the following non-cash activity:

On December 21, 2007, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI.

19. CONTINGENCIES AND COMMITMENTS

[a]

As at June 30, 2009, the Company is committed to aggregate expenditures of $17,000 [2008 -$45,000] under its collaboration agreements. In addition, at June 30, 2009, the Company is committed to aggregate expenditures of approximately $2,257,000 [2008 - $5,868,000] for clinical and toxicity studies to be completed during fiscal 2009 and approximately $171,000 [2008 - $104,000] for manufacturing agreements.

[b]

The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

$
2010	277,007
2011	265,904
2012	158,981
2013	—
2014	—

701,892

During the year, the rental expense for the various premises under operating leases was $806,684 [2008 - $476,632].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

[c]	The following commitments are associated with Waratah:

[i]	London Health Sciences Center Research Inc. (“LHSCRI”):

In fiscal 2006, the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000 in exchange for patents related to the use of GLP-1 in type I diabetes patients. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

[ii]	ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD-103) with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[iii]	NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

[d]	The following commitments are associated with Transition Therapeutics Inc.:

[i]	Intellectual Property Rights Purchased from Forbes Medi-Tech (Research) Inc.:

In connection with the assets and intellectual property rights acquired from Forbes [note 6], Transition will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

20. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during fiscal 2009 are from one partner, Eli Lilly and Company, a company based in the United States of America. During the comparative period, all revenues recognized are from one partner, Novo Nordisk, a company based in Denmark.

22. CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2009 from the previous fiscal year.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

23. FINANCIAL INSTRUMENTS

[a]	Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	2,490,727	2,490,727
Cash equivalents	Held to maturity	11,989,260	11,989,260
Short term investments	Held to maturity	31,161,069	31,195,414
Due from Lilly	Loans and receivables	517,537	517,537
Accounts payable and accrued liabilities	Other liabilities	1,752,403	1,752,403
Due to Elan	Other liabilities	1,872,981	1,872,981

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

[b]	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i]	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

Balances in foreign currencies at June 30, 2009 and June 30, 2008 are approximately:

	June 30, 2009 US$	June 30, 2008 US$
Cash and cash equivalents	4,037,853	8,480,116
Short term investments	6,023,754	8,337,657
Due from Lilly	445,022	463,097
Accounts payable and accrued liabilities	(596,737)	(98,095)
Due to Elan	(1,610,473)	(1,760,559)

	8,299,419	15,422,216

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At June 30, 2009, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the year ended June 30, 2009 would have decreased by approximately $358,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have increased by approximately $358,000.

[ii]	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company’s cash equivalents and short term investments at June 30, 2009, a 1% change in market interest rates would have an impact of approximately $500,000 on the Company’s net loss and comprehensive loss for the year ended June 30, 2009.

Interest income from cash, cash equivalents and short term investments was $999,346 for the year ended June 30, 2009.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

[iii]	Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk at period end is the carrying value of its cash, cash equivalents, held-to-maturity investments, amounts receivable and due from Lilly.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2009, cash, cash equivalents and short term investments are spread amongst six Canadian financial institutions. The Company mitigates other credit risk by entering into long-term revenue agreements with companies that are well-funded and represent a low risk of default. The Company currently does not have an allowance against amounts receivable and there are no amounts past due.

[iv]	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet its liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and short term investments have maturities less than one year.

At June 30, 2009 the Companies financial liabilities which include accounts payable and accrued liabilities and amounts due to Elan are current and will be repaid within 1 to 3 months.

24. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

25. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a)	Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Years ended June 30,
	2009	2008
Net loss for the year in accordance with Canadian GAAP	$(22,374,491)	$(16,119,202)
Reversal of amortization of acquired technologies (d)	2,612,625	1,815,136
Gain on note receivable (e)	—	1,650,000
Expense intangibles acquired with respect to Forbes (d)	(1,131,280)	—
Expense intangibles acquired with respect to additional consideration paid with respect to ENI (d)	—	(1,890,976)
Expense other intangibles acquired (d)	—	(350,866)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (f)	54,892	58,884

Net loss and comprehensive loss for the year in accordance with U.S. GAAP	$(20,838,254)	$(14,837,024)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Years ended June 30,
	2009	2008
Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	$(20,838,254)	$(14,837,024)

Weighted average shares:
Basic and diluted	23,132,254	22,949,425

Net loss and comprehensive loss per share:
Basic and diluted	$(0.90)	$(0.65)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(in Canadian dollars)

(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in	Deficit	Total shareholders’
	Number	Amount	capital		equity
Shareholders’ equity, June 30, 2007	21,230,741	$134,659,397	$4,933,270	$(113,100,442)	$26,492,225
Issued in connection with private placement	1,736,107	23,968,567	—	—	23,968,567
Issued as additional consideration regarding ENI	174,123	1,890,976	—	—	1,890,976
Exercise of stock options	45,736	414,679	(162,035)	—	252,644
Stock-based compensation	—	—	1,662,989	—	1,662,989
Net loss and comprehensive loss for the year	—	—	—	(14,837,024)	(14,837,024)

Shareholders’ equity, June 30, 2008	23,186,707	$160,933,619	$6,434,224	$(127,937,466)	$39,430,377

Exercise of stock options	28,453	208,558	(83,007)	—	125,551
Stock-based compensation	—	—	2,407,936	—	2,407,936
Net loss and comprehensive loss for the year	—	—	—	(20,838,254)	(20,838,254)

Shareholders’ equity, June 30, 2009	23,215,160	$161,142,177	$8,759,153	$(148,775,720)	$21,125,610

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

	2009		2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current:
Cash and cash equivalents	$14,479,987	$14,479,987	$22,952,865	$22,952,865
Short term investments	31,161,069	31,161,069	40,710,765	40,710,765
SCT Receivable (e)	—	—	1,650,000	1,650,000
Due from Lilly	517,537	517,537	472,220	472,220
GST and other receivables	357,550	357,550	278,784	278,784
Investment tax credits receivable	993,057	993,057	693,057	693,057
Prepaid expenses and deposits	790,950	790,950	974,426	974,426

	48,300,150	48,300,150	67,732,117	67,732,117
Capital assets	780,546	780,546	958,689	958,689
Intangible assets (d)	23,738,565	962,532	26,185,155	1,927,777

	$72,819,261	$50,043,228	$94,875,961	$70,618,583

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

	2009		2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Liabilities and shareholders’ equity:
Current liabilities
Accounts payable (h)	$—	$—	$—	$—
Accrued liabilities (h):
Research contracts	415,258	415,258	534,042	534,042
Professional services	294,127	294,127	296,075	296,075
Payroll and vacation	355,234	355,234	418,049	418,049
Facility closure	299,052	299,052	—	—
Capital tax and other	388,732	388,732	328,024	328,024

	1,752,403	1,752,403	1,576,190	1,576,190
Due to Elan	1,872,981	1,872,981	1,795,242	1,795,242
Current portion of deferred revenue	4,503,892	4,503,892	—	—

	8,129,276	8,129,276	3,371,432	3,371,432
Deferred revenue	20,719,750	20,719,750	27,736,750	27,736,750
Leasehold inducement	68,592	68,592	80,024	80,024

	28,917,618	28,917,618	31,188,206	31,188,206

Shareholders’ equity:
Common shares	160,471,098	161,142,177	160,262,540	160,933,619
Contributed surplus	4,640,163	4,080,688	4,492,251	3,932,776
Stock options	5,325,644	4,678,465	3,093,735	2,501,448
Deficit	(126,535,262)	(148,775,720)	(104,160,771)	(127,937,466)

	43,901,643	21,125,610	63,687,755	39,430,377

	$72,819,261	$50,043,228	$94,875,961	$70,618,583

(d)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

In fiscal 2009, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account of these drug discovery projects which are considered to be in process research and development and accordingly, have been expensed under U.S. GAAP.

In fiscal 2008, the Company (i) issued the former shareholders of ENI the first contingent milestone in the form of 174,123 common shares, representing additional consideration of $1,890,976 paid to acquire the

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

technology, products and patents from ENI and; (ii) made a payment of $350,866 to the GHC relating to the TT-223 gastrin technology triggered by the receipt of non-royalty income received from Lilly.

The additional consideration paid to the former shareholders of ENI relating to ELND005 (AZD-103) is considered to be in-process research and development, and accordingly, has been expensed under U.S. GAAP. The payment made to GHC relating to the TT-223 gastrin technology is considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During fiscal 2009, the Company recorded $965,245 in amortization expense relating to intangible assets capitalized under U.S. GAAP. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 16 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$
2010	711,926
2011	250,606

962,532

(e)	Gain on transfer of the ownership interest of SCT:

The transfer of the ownership interest of SCT included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement was reduced by $1,989,607 on the date of the transaction. In fiscal 2007 the Company received a payment of $400,000 from SCT which has been recorded as a gain for both Canadian and U.S. GAAP. During fiscal 2008, the Company received another payment from SCT in the amount of $650,000 which has been recorded as a gain for U.S. GAAP. Under Canadian GAAP, the Company accounts for the note receivable at fair value whereas under U.S. GAAP, the Company accounts for the amount as a note receivable. At June 30, 2008, management determined that the final instalment due under the terms of the agreement was reasonably expected to be collected and accordingly, under U.S. GAAP, recognized the final payment of $1,650,000 as a gain on note receivable. During fiscal 2009, Stem Cell elected to make the final payment of $1,650,000 in the form of Stem Cell common shares from treasury. Pursuant to the terms of the agreement, the shares were issued at a price of approximately

$0.07 per Stem Cell share resulting in Transition receiving 23,272,633 freely tradable Stem Cell common shares, representing approximately 18.35% of the post issuance outstanding common shares of Stem Cell. The shares received were the only shares that Transition owned of Stem Cell. Transition subsequently disposed of all its shares of Stem Cell. The Company received net proceeds of $1,380,550 and recognized a loss on disposal of $269,450

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

(f)	Stock-based compensation:

Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2006. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2006 will be recognized in net loss as the requisite service is rendered.

Under Canadian GAAP, the Company has applied the fair value method to stock options issued or modified from its 2004 fiscal year.

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $54,892 net reduction in compensation expense compared to Canadian GAAP [2008 - $58,884].

(g)	Income taxes:

In June, 2006, The FASB issued Interpretation No.48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which creates a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 during fiscal 2008 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2009 and 2008, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under

Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

Significant components of the Company’s future tax assets and liabilities under U.S. GAAP are as follows:

	2009	2008
Future tax assets:
Capital and intangible assets	$3,717,695	$2,847,584
Non-capital loss carryforwards	10,140,714	8,592,470
Canadian scientific research and experimental development expenditures	8,888,017	7,083,051
Investment tax credits	6,316,863	4,744,882
Financing and share issuance costs	482,518	756,677
Deferred revenue	7,472,492	8,043,658
Loss on disposal of SCT shares	39,070	—

	37,057,369	32,068,322
Future tax liabilities:
Intangible assets	—	(527,016)
Capital gains	—	(4,173)
Leasehold inducement	(19,892)	(23,807)

	37,037,477	31,513,326
Less valuation allowance	37,037,477	(31,513,326)

Net future tax asset	$—	$—

(h)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,752,403 and $1,576,190 respectively for the years ended June 30, 2009 and 2008. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(i)	Cost of Revenue:

U.S. GAAP requires that costs of $2,316,351 related to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss.

(j)	Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

asset under the FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41, Business Combination, and other U.S. GAAP. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On December 12, 2007, the EITF ratified abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On June 27, 2007, the EITF ratified abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. The abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The abstract is effective for years beginning on or after December 15, 2007. As the Company does not make non-refundable advance payments, the adoption of this standard has not impacted the consolidated financial position or results of operations.

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 07-5 to have a material impact on its financial statements.

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Ratios that resulted from Issue 00-27 and Statement 150. EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company does not expect the adoption of EITF 08-4 to have a material impact on its financial statements.

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of an investee’s intangibles and an equity investee’s issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on its financial statements.

Notes to Consolidated Financial Statements

Transition Therapeutics Inc.

June 30, 2009

(in Canadian dollars)

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company does not expect the adoption of FSP APB 14-1 to have a material impact on its financial statements.